EXHIBIT 99.1

Foremost Clean Energy to Conduct Airborne Geophysics Survey Over its CLK Uranium Property

VANCOUVER, British Columbia, April 14, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) an emerging North American uranium and lithium exploration company, is pleased to announce that it has engaged Expert Geophysics Surveys Inc. ("EGS") to conduct a 771 line-kilometer MobileMT™ airborne geophysical survey over its CLK Uranium Property situated in Athabasca Basin region in northern Saskatchewan. The survey is expected to enhance the Company’s understanding of the conductive trends prospective for uranium mineralization, which were targeted during the 1997 drilling campaign that encountered uranium mineralization at 862 meters depth. Previous targeting was based on outdated geophysical surveying methods, which could not achieve the high resolution of sub-surface mapping that is available from modern geophysical surveying systems.

Jason Barnard, Foremost's President and CEO, notes: "The 1997 drill results at CLK identified uranium mineralization at what were considered exceptional depths for that era. Modern geophysical systems like MobileMT finally give us the tools to properly evaluate conductive trends at this depth. The survey is expected to help identify deep basement conductors that may highlight structural extensions associated with the mineralization or new target areas."

The MobileMT™ system was selected for its ability to map subsurface conductivity variations to depths of 1-2 kilometers, making it particularly well suited for evaluating CLK's demonstrated potential for deep mineralization. Historical drilling at CLK intersected pitchblende (uranium oxide) and graphite at over 800 meters vertical depth, confirming the presence of conductivity at depth, that has potential to be associated with a mineralizing system.

Key Technical highlights of MobileMT for uranium exploration Include:

  1-2 km depth penetration - Detects deep basement conductors and highlights structural breaks, vital exploration criteria of known major deposits
  Multi-frequency EM system - Measures 25Hz-20kHz signals to resolve conductive anomalies up to 2 km below surface .
  Integrated magnetics - Simultaneous high-sensitivity (0.001nT) magnetic surveying
  Proven in uranium exploration - Successfully maps deep faults, conductors, and alteration halos in Athabasca-style systems
  Targets extensions - Ideal for generating targets to expand existing mineralization and explore other attractive areas on the property
  Operational Efficiency - Digital data available for preliminary interpretation within 24 hours of acquisition

The CLK Property comprises 25,753 acres (10,422 hectares) located approximately 30 kilometers south of the Athabasca Basin margin. The property lies within the Snowbird Tectonic Zone, a structural corridor that hosts several uranium occurrences (see figure 1 below). The 1997 and 2000 drilling program at CLK resulted in the completion of two significant drill holes, CLG – D1 and CLG-D5, both of which intersected notable uranium mineralization:

  CLG-D1: Intersected 8,600 ppm U at 862 meters, hosted in pitchblende stringers in the basement just below the unconformity.
  CLG-D5: Intersected 510 ppm U at ~ 900 meters depth immediately above the unconformity.

Figure 1. CLK Uranium Property Location Map

The upcoming MobileMT survey is intended to provide the first comprehensive geophysical coverage of the property at appropriate depth resolution. Data collection is scheduled to begin in late April or early May 2025, with final processed results expected by July. The survey results are expected to guide a planned 2,000-meter diamond drilling program anticipated to begin in the third quarter of 2025.

The use of similar deep-penetrating geophysical methods in the Athabasca Basin have supported the discovery or delineation of significant uranium deposits, including Cameco's McArthur River deposit which occur at depths of several hundred meters. The Company believes CLK represents a potentially similar and prospective target that is underexplored.

Foremost has the option to acquire up to a 70% interest in the CLK Property from Denison Mines Corp. (“Denison”)(TSX: DML, NYSE American: DNN) under the terms of an Option Agreement entered into in 2024 (see news release September 24, 2024).

Qualified Person

The technical content of this news release has been reviewed and approved by Jordan Pearson, P. Geo., Project Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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